 SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
OMB APPROVAL OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . . . . 0.5
1. Name and Address of Reporting Person* Natori, Josie C. (Last) (First) (Middle) The Natori Company 40 East 34th Street (Street) New York, NY 10016 (City) (State) (Zip) USA	2. Issuer Name and Ticker or Trading Symbol ALLTEL Corporation AT
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

           X          Director                           10% Owner
                        Officer                             Other

7. Individual or Joint/Group Filing (Check Applicable Line)

X   Form filed by One Reporting Person
      Form filed by More than One Reporting Person

	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year April 25, 2003 5. If Amendment, Date of Original (Month/Day/Year)
Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code and Voluntary Code (Instr. 8) Code | V	4. Securities Acquired (A) or Disposed (D) Of (Instr. 3, 4, and 5) Amount | A/D | Price	5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct(D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Common Stock					1,602	D

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. * If the form is filed by more than one reporting person, see Instruction 4(b)(v).	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.	(over) SEC 1474 (9-02)

Natori, Josie C. - April 25, 2003
Form 4 (continued)
Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Transaction Code and Voluntary (V) Code (Instr.8) Code | V	5. Number of Derivative Securities Acquired (A) or Disposed (D) Of (Instr. 3,4 and 5)	6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) (DE) | (ED)	7. Title and Amount of Underlying Securities (Instr. 3 and 4)	8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transactions (Instr.4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr.4)	11. Nature of Indirect Beneficial Ownership (Instr.4)
Non-Qualified Stock Option	$46.32	04/24/2003		A |	(A) 6,500	(1) | 04/24/2013	Common Stock - 6,500	$46.32	6,500	D
Non-Qualified Stock Option	$25.38						Common Stock - 0		10,000	D
Non-Qualified Stock Option	$32.50						Common Stock - 0		2,000	D
Non-Qualified Stock Option	$33.88						Common Stock - 0		1,538	D
Non-Qualified Stock Option	$30.00						Common Stock - 0		3,500	D
Non-Qualified Stock Option	$44.94						Common Stock - 0		4,500	D
Non-Qualified Stock Option	$70.75						Common Stock - 0		5,500	D
Non-Qualified Stock Option	$65.13						Common Stock - 6,500		6,500	D
Non-Qualified Stock Option	$52.75						Common Stock - 6,500		6,500	D
Non-Qualified Stock Option	$53.09						Common Stock - 6,500		6,500	D

Explanation of Responses :

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB number.	/s/ Josie C. Natori __________________ ** Signature of Reporting Person Date Page 2

Natori, Josie C. - April 25, 2003
Form 4 (continued)
FOOTNOTE Descriptions for ALLTEL Corporation AT

Form 4 - April 2003

Josie C. Natori
The Natori Company
40 East 34th Street
New York, NY 10016
Explanation of responses:

(1)   These options were granted under a stock option plan qualifying under Rule 16b-3(d), and become exercisable on the earliest of (i) the day immediately preceding the date of the first issuer annual meeting of stockholders following the effective date of the grant of the option, (ii) the date of the death of the reporting person, (iii) the date of the disability of the reporting person, or (iv) the date a change in control of issuer is deemed to have occured.

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